[Letterhead of Sullivan & Cromwell LLP]

February 12, 2021
Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street, N.E.,
Washington, D.C. 20549.

Re:	Leonardo DRS, Inc.
Draft Registration Statement on Form S-1
Submitted December 10, 2020
CIK No. 0001833756
Ladies and Gentlemen:
On behalf of our client, Leonardo DRS, Inc. (the “Company”), we wish to inform you that the Company has confidentially submitted a revised draft of the above-referenced Draft Registration Statement on Form S-1 (the “Revised Draft Registration Statement”), which relates to a proposed initial public offering of common shares of the Company. The Revised Draft Registration Statement reflects the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 6, 2021 (the “Comment Letter”), as well as certain updated and supplemental information.
The headings and numbered items of this letter correspond to those in the Comment Letter. Each of the comments from the Comment Letter is restated in bold type prior to the Company’s response. The page numbers in the Company’s responses refer to the page numbers in the Revised Draft Registration Statement.

Securities and Exchange Commission
February 12, 2021

We have enclosed a copy of the Revised Draft Registration Statement marked to show all changes from the previous draft referenced above. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Revised Draft Registration Statement.
The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.
Draft Registration Statement on Form S-1 filed December 10, 2020
General
1.Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
Response: The Company will provide copies of all such communications to the Staff.
Prospectus Summary
History of the Company, page 9
2.Noting your disclosure that you first became a publicly traded company in 1981, please revise your discussion to clarify whether you ceased public trading in the United States when you were acquired in 2008.
Response: The Company has revised the disclosure on page 10 and 101 of the Revised Draft Registration Statement in response to the Staff’s comment.
Risk Factors
Our internal business exposes us to additional risks…, page 36
3.We note your disclosure that for the years ended December 31, 2019 and 2018, approximately 4% and 6%, respectively, of your revenue was derived from sales to foreign customers and governments. Please tell us the foreign customers and governments that comprise this revenue.
Response: In response to the Staff’s comment, a list of customers located in foreign countries and foreign governments comprising the referenced portion of revenue for the years ended December 31, 2019 and 2018 is being provided to the Staff on a supplemental basis under separate cover by the Company, requesting confidential treatment pursuant to the provisions of 17 C.F.R. §200.83. Additionally, the Company advises the Staff that it has revised the disclosure on page 36 of the Revised Draft Registration Statement to refer to customers located in foreign countries and foreign

Securities and Exchange Commission
February 12, 2021

governments, which more clearly describes the composition of international revenue referenced in the Company's disclosure.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…, page 55
4.Please revise your disclosure to clarify, if true, that the exclusive forum provision will not apply to any claim or action arising under the Securities Act or the Exchange Act. Your disclosure as written appears to apply only to claims governed by the internal affairs doctrine. Please also include this disclosure on page 156.
Response: The Company has revised the disclosure on pages 55 and 159 of the Revised Draft Registration Statement in response to the Staff’s comment.
Managements’ Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 78
5.Please discuss in greater detail the business reasons for the changes between periods in your revenue and expense line items. In addition, please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.
Response: The Company has revised the disclosure on pages 79–86 of the Revised Draft Registration Statement in response to the Staff’s comment.
Certain Relationships and Related Party Transactions
Relationships with Leonardo S.p.A. Following this Offering
Proxy Agreement, page 139
6.Please remove the disclosure stating that the discussion of the amended and restated proxy agreement and commitment letter is qualified by reference to the forms that will be filed as exhibits, and instead include a representation that all materials terms of the agreement and letter have been discussed in this section.
Response: The Company has revised the disclosure on page 142 of the Revised Draft Registration Statement in response to the Staff’s comment.
7.Please confirm that each of the five proxy holders will be permitted to vote 20% of US Holding’s share of common stock. Please revise the table on page 138 to reflect the voting power of each of the proxy holders.
Response: The Company respectfully advises the Staff that the five proxy holders are not each permitted to vote a specified portion of US Holding’s shares of the Company’s

Securities and Exchange Commission
February 12, 2021

common stock. All actions of the five proxy holders with respect to US Holding’s shares of the Company’s common stock require a majority vote of the proxy holders. Each proxy holder is entitled to one vote. Accordingly, because voting decisions are made by a majority of the proxy holders, the Company submits that none of the proxy holders is deemed to be a beneficial owner of securities held by US Holding. The Company has revised the disclosure on page 144 of the Revised Draft Registration Statement for greater clarity.
Registration Rights Agreement, page 145
8.You disclose that you will enter into a registration rights agreement with Leonardo S.p.A. and US Holding prior to this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.
Response: The Company has revised the disclosure on page 150 of the Revised Draft Registration Statement in response to the Staff’s comment.
* * * * *
If you have additional questions or require any additional information with respect to the Revised Draft Registration Statement or this letter, please do not hesitate to contact me at (212) 558-3109 or millersc@sullcrom.com.

Yours truly,

/s/ Scott D. Miller

Scott D. Miller

(Enclosure)

cc:	William J. Lynn III
Mark A. Dorfman
(Leonardo DRS, Inc.)